SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

October 9, 2025

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs and Mesdames:

Credicorp Ltd. (the “Company” or “Credicorp”) notifies you that the attached PowerPoint is being presented today in New York at Credicorp’s Investor Day event.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Milagros Cigüeñas
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2025

CREDICORP LTD. (Registrant)

By:	/s/ Milagros Cigüeñas
Milagros Cigüeñas
Authorized Representative

 Greater than the sum  of its parts

 Agenda  Mr. Gianfranco Ferrari | CEO, Credicorp Mrs. Francesca Raffo | CINO, Credicorp  Investor Day 2025 | Greater than the Sum of its Parts  Panel Discussion  Towards the 10x Opportunity  Mr. Gianfranco Ferrari | CEO, Credicorp  Welcome and Opening Remarks  Three Decades of Growth, One Playbook for the Future  Mr. Luis Romero | Executive Chairman, Credicorp  Panel Discussion  Scaling with Confidence:  Tech-Enabled Data, AI, and Risk as Growth Engines  Delivering Strong and Sustainable Value Q&A  Closing Remarks  Mr. Raimundo Morales | CEO, Yape  Mrs. Mónica Rivas | Division Manager of Bancassurance and Credicorp Ecosystems, Pacifico Mr. Giovanni Terzano | Head of Products and Digital Channels, BCP  Moderated by: Mrs. Francesca Raffo | CINO, Credicorp  Mr. Cesar Ríos | CRO, Credicorp  Mr. André Rezende | CTO, Credicorp  Moderated by: Mr. Alejandro Pérez-Reyes | CFO, Credicorp  Mr. Alejandro Pérez-Reyes | CFO, Credicorp

 Safe Harbor  Investor Day 2025 | Greater than the Sum of its Parts  Cautionary Note – Forward Looking Statements  The following presentation includes, and our officers and representatives may make, certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Sec- tion 21E of the U.S. Securities Exchange Act of 1934, and are made in reliance upon the protections provided by such Acts for forward-looking statements.  These forward-looking statements, such as when we describe what we “aim”, “anticipate”, “intend”, “plan”, “seek”, “believe”, “project”, “target”, “expect”, “forecast”, “could”, “would”, “may”, “should”, “will”, “see” or “estimate” will occur, and other similar statements about our “strategy”, “focus”, “goals”, and “future”, are not based on historical fact, but rather reflect our managementʼs current views, beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.  Examples of forward-looking statements include, among others, statements or estimates we make regarding our playbook for the future, strategic priorities and goals, our vision, the scaling and expansion of our business models, opportunities and ambitions for future growth, potential in various markets, improvements in sales and productivity, our risk management strategy, next steps, market position, income, revenues, returns and other financial results, the performance of our credit and  investment portfolio, and the results of our innovation programs.  Forward-looking statements are not assurances of future performance. We caution that the ultimate correctness of these forward-looking statements is dependent upon a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation:  Political and socioeconomic conditions in Peru and in other countries in which we operate;  Our ability to develop and scale new and enhanced products, services, and capabilities;  Failure to achieve the goals contemplated in connection with our investments in digital transformation and disruptive initiatives;  The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;  Performance of, and volatility in, financial markets, including Latin American and other markets;  Our ability to attract and retain clients and grow those relationships;  The frequency, severity and types of insured loss events;  Fluctuations in interest rate levels and foreign currency exchange rates, including the Sol/US Dollar exchange rate;  Deterioration in the quality of our loan portfolio;  Inaccurate estimates underlying our underwriting and premiums;  Increasing levels of competition in Peru and other markets in which we operate;  Developments and changes in laws and regulations affecting the financial sector in the countries in which we operate and adoption of new international guidelines;  Effectiveness of our risk management policies and of our operational and security systems; and  Changes in Bermuda laws and regulations.  We refer you to “Item 3. Key Information—3.D. Risk Factors” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for other such factors. Any one or more of such risks and uncertainties could have  a material adverse effect on Credicorpʼs performance or the value of its common stock.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements.  We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

 Agenda  Mr. Gianfranco Ferrari | CEO, Credicorp Mrs. Francesca Raffo | CINO, Credicorp  Investor Day 2025 | Greater than the Sum of its Parts  Panel Discussion  Towards the 10x Opportunity  Mr. Gianfranco Ferrari | CEO, Credicorp  Welcome and Opening Remarks  Three Decades of Growth, One Playbook for the Future  Mr. Luis Romero | Executive Chairman, Credicorp  Panel Discussion  Scaling with Confidence:  Tech-Enabled Data, AI, and Risk as Growth Engines  Delivering Strong and Sustainable Value Q&A  Closing Remarks  Mr. Raimundo Morales | CEO, Yape  Mrs. Mónica Rivas | Division Manager of Bancassurance and Credicorp Ecosystems, Pacifico Mr. Giovanni Terzano | Head of Products and Digital Channels, BCP  Moderated by: Mrs. Francesca Raffo | CINO, Credicorp  Mr. Cesar Ríos | CRO, Credicorp  Mr. André Rezende | CTO, Credicorp  Moderated by: Mr. Alejandro Pérez-Reyes | CFO, Credicorp  Mr. Alejandro Pérez-Reyes | CFO, Credicorp

 Three Decades of Growth,  One Playbook for the Future

 Source: IMF  GDP Growth  2004 - 2024  (CAGR)  Inflation (%)  2004 – 2024  (average EoP % change)  Public Debt  2004 – 2024  (as % GDP)  Foreign Reserves  2004 – 2024  (as % GDP)  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  3  4.2  2.5  44.7  32.1  19.1  26.8  3.6  3.1  10.3  42.0  7.9  15.2  3.1  3.8  41.5  61.3  11.6  14.8  2.2  5.2  68.0  87.3  20.7  13.4  2.1  6.2  66.3  120.8  Peruʼs Macro Strength:  Outperforming LatAm and the US Since 2004

 Source: IMF  Per Capita GDP  (PPP Current Prices, Index 1994=100)  1994  2024  453  413  359  310  308  From Growth to Prosperity:  Peruʼs Leading 30-Year Transformation  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  4

Less Poverty and Informality, More Employment and Financial Inclusion, with Room for Further Growth

CREDICORP

Social Indicators 2004-2024[1]

Poverty
(% of Population)
0.5x

Economic Active Population
(Million people)
1.4x

Informality
(% of employed labor force)
0.8x

Financial Inclusion

Financial System Loans[2]
2004 – 2024
(% of GDP)
2.1x

Adult Population with Bank Accounts[3]
2024
14.2M

People Financially Included by Credicorp[4]
2024
5.7M

(1) Source: INEI. (2) Source: SBS. (3) Includes accounts linked to digital wallets. (4) Number of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with three monthly average transactions in the last three months

Investor Day 2025 | **Three Decades of Growth, One Playbook for the Future**
5

 Economic Prosperity Accelerated Access to Services and Infrastructure, as Well as the Pace of Financial Activity  (1) Source: Management Figures. (2) Source: SBS, ASBANC  Banking Industry2  Credicorp (BCP)1  2.0x  24.5x  4.2x  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  6  1.4x  14.6x  3.0x  # of Lending Clients  Transaction Volume  # of Transactions  2014-2024

 Credicorp Captured and Multiplied the Value of Peruʼs Transformation Delivering Strong Total Shareholder Returns (TSR)  Source: Bloomberg (1) As of September 30  30-Year Average TSR: 14.1%1  Annual  Market Capitalization  (USD in Millions)  B A P  1995  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  7  1999  2005  2009  2012  2014  2017 2018 2019 2020 2021 2022  Sept 2025  1 Million  Users  2.0  Innovation Governance

 We Evolved from a Primarily Corporate Bank to a Universal Bank with a Powerful Retail Business Model  Source: Management Figures  BCP Loan Portfolio Structure  Retail  Wholesale  2004  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  8  2024  30%  70%  44%  56%

 Digital Payments Evolved Favorably in the Past 5 Years with Substantial Opportunity for Future Growth  24%  84%  3.5x  BCP Cashless Transactions2,3  (% of Total Monetary  Transactions)  5.1  6.2  1.2x  Digital Payments in Peru1  (Amount / GDP)  BCP Digital Clients2,4  (%)  30%  74%  2.5x  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  9  2019  2024  2019  2024  2019  2024  (1) Source: BCRP. (2) Management Figures. (3) BCP Cashless transactions indicator, measured as Monetary transactions through Mobile Banking, Internet Banking, Office Banking and Yape / Total monetary transactions. (4) BCP Digital Clients defined as Retail clients that made 70%, or more, of their transactions through digital channels in the last 6 months (including Yape)

 Beyond a Transactional Relationship to a Long-Lasting Partnership With Clients, Capturing Lifetime Value  Source: Management Figures. (1) Includes the direct expense of physical, alternative and digital service channels, annualized and allocated to consumers in the Consumer segment  BCP Cost-to-Serve1  (S/ per client)  -19%  BCP Consumer NPS  (points)  +17 pts  Health Insurance  Wealth Management Products  Acquiring Business  SME  Loan  Credit Card and Consumer Loans  Yape  Pension Fund  2024 vs 2021  Savings Accounts  2004  2025  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future

 Strategic Priorities as Anchors  Accelerating Digital Transformation  and Innovation at Credicorp and Its Subsidiaries  Integrating Sustainability, at the Core of Our Business  Ensuring  the Best Talent Through a Compelling Value Proposition  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  11

Disciplined Innovation Portfolio Management Ensures it is Well-diversified, Aligned with Our Strategic Goals, and within Our Financial Limits

CREDICORP

Activity	Strategic Performance	Financial Performance	Confidence
Right initiative volume and speed, with healthy kill rates	Proper diversification in our prioritized innovation domains	Return and progress towards North Star, while complying with limits	Measures the overall health of the portfolio based on past performances and future challenges
~20%	**~30%**	**~2x**	**+50%**
growth in number of portfolio initiatives[1]	of our most advanced initiatives are based outside of Peru[2]	YoY growth in risk-adjusted revenues[3]	of initiatives with high probability of success in their respective stages[4]

(1) 1Q25 YoY Growth. (2) As of 1Q25. Includes initiatives in the Acceleration and Escalation stages. (3) LTM as of March 2025.
(4) As of 1Q25. Includes most advanced initiatives in Seed stage, and all initiatives in Acceleration and Escalation stages. Source: Management Figures

Investor Day 2025 | **Three Decades of Growth, One Playbook for the Future**

12

 Ensuring the Best Talent Through a Compelling Value Proposition  (1) Employees in IT, D&A, Cybersecurity, Agility, Digital Marketing, CRM, Pricing, Innovation and Strategic Design  Upskilling  +  Reskilling  Developing Our Leaders  Specialized Digital Capabilities  +350%  Increase  in digital talent at BCP  (2021-2024)  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  13  +5,000  Digital Talent1  in our companies  (As of August 2025)  Learning Chapters:  Data & Analytics  2023: 88% of participants  significantly enhanced their knowledge  Cybersecurity  2024: 66% of participants  significantly enhanced their knowledge  IA Artificial Intelligence  2025: 97% significantly enhaced their knowledge

 Embedding Sustainability at the Core of Our Business Strategy  Financial Education course attendees  Sustainable finance  Financial Inclusion  Financially Included People  (Millions)  2.9  People protected through inclusive insurance  (Millions)  2.4  2.0  1.8  2023 2022 2024  2022  2023  2020  2021  0.5  1.5  2.5  3.8  5.7  6.1  2024  June 2025  June 2025  (1) Includes several training programs: BCP: ABC del BCPʼs online courses | Pacifico: Certificates from ABC de Pacífico, Comunidad Segura, Protege 365 | Mibanco: Academia del Progreso, Miconsultor, Mujeres Poderosas, and other training initiatives | Prima: ABC de la Cultura Previsional (2) Figures for 2024  People who received financial education1  (Thousands) Not exhaustive  2022  2023  2024  310  614  521  48  115  296  251  413 404  61  138  423  +US$ 1.5 billion2  in sustainable financing disbursements  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  14

 Our Vision is to Continue Generating Impact Through Three Strategic Pillars with an Overarching “Country Vision” Approach  (1) MSMEs: Micro, Small and Medium Enterprises  Financial Inclusion and Education  Health insurance & quality healthcare  Trust in Credicorp and its Subsidiaries  Trust in the Private Sector  Support to MSMEs1  Sustainable Finance  Resilience  Our Sustainability Strategy 2025-2030  Finance for the future  Inclusion  Country vision  Trust  Impact Plan  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  15

 Our Transformation Includes Investing in Corporate Capabilities to Operate as an Increasingly Open Ecosystem  1995  2025  Leveraging BAP ecosystem  Attracting and Retaining  Top-notch Talent  Adoption of Best-in-class  Digital Capabilities  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  16  Robust Processes and Control  B  A  P  Customer Knowledge

 One Playbook: Self-Disruption and Adaptability to Lead into the Future  Financially Include More People to Expand the Formal, Cashless Economy.  Provide a Customer-Driven, One-Stop-Shop Experience.  Collaborate with  Interoperability and Open Ecosystems.  Evolve our Skillset and Foster Leadership Mindset.  Investor Day 2025 | Three Decades of Growth, One Playbook for the Future  17  1.  2.  3.  4.

 Towards  the 10x  Opportunity

 Strengthening our Ecosystem Through the Virtuous Financial Inclusion Cycle  (1) Number of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with three monthly average transactions in the last three months.  Virtuous Cycle of  Financial Inclusion  MORE ACCESS & USAGE  More clients, higher usage  DIGITAL SERVICE MODEL  MORE ENGAGEMENT  Increases use  HIGHER VALUE EXPERIENCE  Deepens  relationship  LOWER  COST-TO-SERVE  Expand distribution with all Credicorp and third-party channels  Financially  Included Peruvians1  8.0M  by 2028  6.1M  as of June 2025  Investor Day 2025 | Towards the 10x Opportunity

 Bancassurance: Leveraging Credicorp’s Ecosystem to Capture Growth Opportunities  (1) As of Dec-24. Source: LatinoInsurance  Opportunity  Potential to Access  +18M Clients  Insurance Penetration1  2.2%  3.4%  4.9%  Ambitions  2027  Bancassurance  10%  of Credicorpʼs  Net Income  Mass Distribution leveraging the Credicorp ecosystem  Product Factory  Tailored Design  Experimentation Mindset  New Core Technologies  2030  Most Protected Country in Latam  2x  # Clients  Investor Day 2025 | Towards the 10x Opportunity

Yape: Building Long-Term Value Across the Ecosystem to Unlock Further Growth Opportunities

CREDICORP

Opportunity

Providing Access to
Credicorp's Ecosystem...

BCP

pacifico seguros

mibanco

To
+18M Clients

Ambition

2028: Multiply Revenues 3x

Payments:
Monthly Revenue-Generating Transactions per MAU
(#)

10%-60%
TAM penetration of main Payments products


7.3
Mar-23
Sep-23
Mar-24
Sep-24
Mar-25
Aug-25

Lending:
Disbursed Clients
(million)

+6 Million
Pre-Approved Clients


3.3
Mar-23
Sep-23
Mar-24
Sep-24
Mar-25
Aug-25

Source: Management Figures

Investor Day 2025 | **Towards the 10x Opportunity**

Yape: Anticipated Most 2026 Ambitions and Raised the Bar for 2028

CREDICORP

		2026 Ambitions Set in 2024	June 2025	New 2028 Ambitions
Main payments network in Peru	**MAU** (Millions)	+16.5	~15	+18
	Trx/Year (S/ Billions)	S/600	S/365[1]	S/700
Solve the financial needs of Yaperos	**Disbursed Clients** (Millions)	5	~3	8
Be present in the daily lives of Yaperos	**E-Commerce**	#1 GMV in Peru	#5 Non-Food GMV in Peru[2] ~42M monthly GMV[3]	#1 GMV in Peru

(1) Gross Payment Volume of the LTM up to June 2025. (2) Measure based on the number of transactions. (3) Gross Merchant Volume, Includes the following functionalities: Yape Promos, Yape MarketPlace, Ticketing, Gaming, Gas, Bus Travel, Delivery and Insurances. Measure based on the number of transactions.

Investor Day 2025 | **Towards the 10x Opportunity**

 Supply Chain Finance: Capitalizing Our Parenting Advantage to Capture Business Opportunities Across Segments  (1) Sources: CAVALI, ACHEF, Asociación Española de Factoring. Source: Management Figures  Opportunity  Ambition  2030  4%  14%  Supply Chain Finance: Factoring Penetration, 20241  (% of GDP)  17%  +6x  Loan Portfolio  Confirming  +  Factoring  One-Stop-Shop  solution  SMEs  Data capabilities  Seamless  digital platform  ERP Integration  Investor Day 2025 | Towards the 10x Opportunity

 Bancassurance: Leveraging the Ecosystemʼs Tech and Distribution Enablers  to Capture Growth Opportunities  Product Factory  Tailored Design  Experimentation Mindset  New Core Technologies  Mass Distribution Leveraging the Credicorp Ecosystem  APIs as Tech Enablers  Investor Day 2025 | Towards the 10x Opportunity

 Startup Technologies Fueling Supply Chain Finance Growth  Supply Chain Finance Products  Tech Partners  Regulator  Corporate Customer ERP  Consolidated Balances  Purchase Order Financing  Payments  (Suppliers, Salaries)  Reconciliation Payments/Collections  Embedded  APIs  APIs  Investor Day 2025 | Towards the 10x Opportunity

 Where We Are So Far  (1) Loan Portfolio measured in average daily balances. | Source: Management Figures  Bancassurance  Pacifico Premiums  (S/ millions)  578  378  2021  750  817  2024  3x  2028  956  1,567  Mandatory  Optional  1.6x  Supply Chain Finance  Loan Portfolio1  (S/ millions)  2021  2024  3,215  4,006  1,433  306  3,520  5,440  1.5x  6x  2030  1,363  90  2023  1,406  332  2024  1,453  1,738  BCP  Yape  Yape + BCP  Payments and Transactional Services  Fee Income  (S/ millions)  1.2x  3x  2028  Confirming + Other Factoring  SME Factoring  Investor Day 2025 | Towards the 10x Opportunity

 Mibanco is Leveraging Credicorpʼs Ecosystem to Accelerate Revenue Diversification and Increase Resilience  Source: Management Figures.  Ambition  2028  Savings Deposits  (% of Total Funding)  13%  in 2024  Low Twenties  Fee Income  (% of Total Income)  5%  in 2024  High  Single Digits  Customer Data  Sharing with  Distribution  Leverage through  Transactional  Capabilities  Selling  Insurance  Shared  Branch Locations  To improve:  Risk models  Customer segmentation  Mibanco Loans disbursed through Yape  Wardaʼs savings  as low-cost funding  Distributing insurance products  Multi-insurer offering through partnership with Monokera  Leveraging BCPʼs  FX engine to improve service offering  Optimizing infrastructure  use and delivering full  services in one location  Investor Day 2025 | Towards the 10x Opportunity

 GDP  20%  Formal Employment  89%  Informal Employment  82%  Unbanked Micro Entrepreneurs  7M  SMEs in Peru represent1  Unlocking the Potential for SMEs Through Collaboration  (1) Figures for 2024. Source: Ministry of Production, INEI  Investor Day 2025 | Towards the 10x Opportunity

 Strengthening our Ecosystem Through the Virtuous Financial Inclusion Cycle  Virtuous Cycle of  Financial Inclusion  MORE ACCESS & USAGE  More clients, higher usage  DIGITAL SERVICE MODEL  MORE ENGAGEMENT  Increases use  HIGHER VALUE EXPERIENCE  Deepens  relationship  LOWER  COST-TO-SERVE  Expand distribution with all Credicorp and third-party channels  Financially  Included Peruvians1  8.0M  by 2028  6.1M  as of June 2025  (1) Number of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with three monthly average transactions in the last three months.  Investor Day 2025 | Towards the 10x Opportunity

 Scaling with Confidence:  Tech-Enabled Data, AI and Risk as  Growth Drivers

 New Opportunity  Extending credit at the base of the pyramid powered by transactional data, innovative technologies, robust  distribution, and strong risk  management.  BCP Clients  (millions, August 2025)  BCP  Clients  Yape Active Users  BCP Loan Clients  BCP Loan Clients (ex-Yape Disbursed Clients)  18.8  -3.5  15.3  2.7  1.9  -12.6  -0.8  Lending Represents a Significant Growth Opportunity for Credicorp  Investor Day 2025 | Tech-Enabled Data, AI and Risk as Growth Drivers

 0.42  94.6  0.12  99.6  0.03  99.9  BCP: Cost per transaction  (in S/)  BCP: Big 8 Uptime  (%)  2017  1,454  2018  1,857  2019  2,626  3,905  2020  6,164  2021  12,037  2022  22,102  2023  41,674  2024  57,867  20251  36%  42%  52%  77%  72%  87%  92%  96%  97%  BCP:  % Digital Trx  BCP:  Million Trx  -93%  +22x  -5.3 pp  Change  since 2019  BCP: #Transactions and % Digital  +45 pp  (1) Data as of June 25 for Cost per Transaction and Big 8. Annualized figures for Number of Transactions and digital transactions.  Investor Day 2025 | Tech-Enabled Data, AI and Risk as Growth Drivers  Further Opportunity Tied to Engagement and Transaction Growth Potential

 (1) Starting in 2022, figures are expressed in IFRS17. (2) Annualized figures. (3) Jul-25 vs Jul-23. (4) Operating Income = Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivati- ves held for trading + Result on exchange differences + Insurance Underwriting Result + Results for Medical Services  Operating Income and IT Opex (As % of Operating Income)1  2019  2018  2017  2020  2021  2022  13.7  14.5  15.6  14.7  16.7  16.8  19.1  21.7  21.0  3.9%  3.8%  4.4%  5.7%  6.2%  7.6%  7.8%  8.1%  8.4%  2023 2024 20252  Cybersecurity Risk (vulnerability exposure)  -80% vs 20233  Operating Income  (S/ Billions)4  IT OPEX  (% of Operating  Income)  +4.4 pp  Change  since 2019  +1.4x  Technology Investments Enabled Us to Handle Exponential Transactions and Boost Operating Income  Investor Day 2025 | Tech-Enabled Data, AI and Risk as Growth Drivers

 Reducing platforms and outdated systems.  Migrating core systems to cloud-native solutions for standardized operations.  Simplify and Modernize  Standardizing tools, processes, and architectures,  replicating proven solutions across the group.  One Way of Working  To accelerate regional expansion reusing the same platforms across countries.  “Business-in-a-box”  models  Shared services for non-core functions at a corporate level to improve efficiency.  Centralized Functions  Partnering with startups via Krealo to integrate innovative technologies.  Tapping into Start-up Technologies  Strengthening Parenting Advantage Tech Capabilities  to Accelerate Growth  Investor Day 2025 | Tech-Enabled Data, AI and Risk as Growth Drivers

 Data volume accelerates as more  data powers our businesses  Petabytes (PB)  2020 2021 2022 2023 2024 2025E  1.4  1.7  1.8  2.9  3.1  3.8  2026E  2027E  2028E  In 2025, we deployed Credicorpʼs Data Marketplace  — a single space where over  2,000 users from all of our businesses can share and consume data products.  This is transforming how we understand our customers, enabling more tailored experiences and stronger value propositions.  Credicorp  Data Marketplace  More Data and Shared Data Models are Powering Growth  and Enhancing the Client Experience  Investor Day 2025 | Tech-Enabled Data, AI and Risk as Growth Drivers

AI Automates Customer Service, Improves Sales and Productivity Across all Our Businesses and Functions

CREDICORP

Customer Engagement

Contact Center BCP: Voicebot and Chatbot automate 40% of customer inquiries.

Yape Chatbot: handles 50% of interactions and improves NPS.

Mi Espacio Pacífico: Chatbot covers 32% of queries, mainly on policies and payments.

Pacífico Seguros E-Commerce: conversational AI increases auto insurance quote conversion by 3%.

Content Synthesis

GenIA®: Deployed at +3,400 commercial managers, this document query tool enabled a 3-5% sales increase.

Call Productivity Management® (CPM): Used by approximately 60 supervisors and collection managers, achieving a 5.8% increase in 30-day recoveries.

M365 Copilot: 10,000 licenses distributed to employees.

Geninsurex®: Evaluates 100% of complex claims (Life and Auto) and serves 90% of customer inquiries regarding claims (Auto) via chatbot.

Content Generation

Content Generation®: 10% increase in consumer loan sales conversion at BCP.

Geninsurex®: responsible for 80% of communications for claims at Pacífico Seguros.

Creative Ads® at Pacífico Seguros (Auto): copilot for image creation that has improved lead conversion by 14%.

Coding & Software

Github Copilot: implemented for +2,400 developers at Credicorp, increasing productivity by 25-30%.

Databricks Assistant: assists over 2,000 data and analytics professionals in creating data extraction scripts.

Investor Day 2025 | **Tech-Enabled Data, AI and Risk as Growth Drivers**

 New data inputs like Yape transactions and utility payments enrich credit targeting, discrimination, and pricing strategies.  Standardized data and AI tools enhance model accuracy, monitoring, and scalability. This alignment with modernization efforts allows risk practices to evolve efficiently, cutting model development time in half.  Accuracy and Speed  Alternative Data Sources  Enhanced cloud vulnerability monitoring, DevSecOps practices, and stricter third-party governance—including continuous assessments and action plans—strengthen the organizationʼs security posture.  Cybersecurity Reinforcement  These improvements  mitigate risks but more  importantly also transform risk management into a  competitive edge, enabling confident expansion into new market segments.  Tech-Enabled Risk Management as a Strategic Tool for Growth  Investor Day 2025 | Tech-Enabled Data, AI and Risk as Growth Drivers

 Talent  Distinctive talent, a “leadership academy” for Credicorp  Culture  Risk mindset, rapid execution and stature embedded in the organization  Data & AI  Superior data from various sources and AI use cases  Tech Stack  Designed for flexibility,  speed, and accuracy  4.  Organizational Structure and Governance  Adoption of new ways of working with and within the Risk Function, strengthening corporate risk culture throughout Credicorp.  Steer  Risk Management as the “steward” of  Credicorpʼs risk-adjusted profitability.  Protect  Risk Management as Credicorpʼs  “nerve center”.  Grow  Risk Management as the “enabler” of  Credicorpʼs expansion.  1.  3.  2.  Enablers  The Risk Function Empowers Credicorp Across Multiple Dimensions  Investor Day 2025 | Tech-Enabled Data, AI and Risk as Growth Drivers

 198  dec-24  356  jun-25  +80%  Origination volumes for SME digital products up 80%  (S/ millions)  1,381  1H24  742  1H25  -46%  BCP provisions down 46%  in one year  (S/ millions)  BCP consumer loan model TTM1 cut by 43%  (weeks)  28  dec-24  16  aug-25  -43%  (1) Time to Market.  Improvement in Risk Capabilities Had Significant Positive Impact on Credit Decisions  Investor Day 2025 | Tech-Enabled Data, AI and Risk as Growth Drivers

 End-to-end integration between risk and business teams has already delivered financial value.  New portfolio management capabilities will help mitigate  unexpected credit losses, supporting expansion.  Embedded risk practices across financial and non-financial  domains, including:  Cybersecurity ✓ Pricing ✓ Modeling  Proactively managing Emerging Risks from new technologies like AI.  Next Step: Expanding Risk Management Across Credicorp  Investor Day 2025 | Tech-Enabled Data, AI and Risk as Growth Drivers

 Delivering Strong and Sustainable Value

 Source: Bloomberg. Colombian Peers includes Bancolombia & Grupo Aval, Chilean Peers includes Banco de Chile & Santander Chile, Mexican Peers includes Banorte & Gentera, Brazilian Peers includes Itau Unibanco & Bradesco  Indexed Total Shareholder Return  (100=Oct95 PE CO; Jan97 CH; Jun97 BR; Jun09 MX)  Oct-95  Apr-99  Jul-04  Jan-08  Jul-11  Jan-15  Jul-18  Jan-22  Sep-25  5,103%  1,839%  1,149%  774%  554%  30 Years of Innovation, 30 Years of Strong Total Shareholder Return  Credicorp  Colombian Peers  Chilean Peers  Brazilian Peers  Mexican Peers  Credicorp Colombian Peers Chilean Peers Brazilian Peers Mexican Peers  Average Annualized TSR  Perfomance (%)  13.5%  10.2%  9.9%  11.7%  10.9%  10Y  20Y  15.0%  6.5%  9.5%  7.6%  14.1%  7.5%  30Y  Investor Day 2025 | Delivering Strong and Sustainable Value

 Credicorpʼs Outperforming TSR is the Result of Tech-Driven Growth and Engagement  Data from 2022 onwards under IFRS 17 | (1) 2025 annualized. (2) Operating Income = Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading  + Result on exchange differences + Insurance Underwriting Result + Results for Medical Services(3) Incudes System and Software expenses. (4) From December 2015 through June 2025. (5) Includes income of FX transactiones + Fees  Low-Cost Deposits / Total Funding  +57%  +13pp since 20154  57,867  41,673  22,101  12,036  6,164  3,904  2,625  Million Trx End of Period Customers End of Period  +150  +290  +750  1,857  2000  2006  2012  2018  2019  2020  2021  2022  2023  2024  20251  S/ 2.3  S/ 3.5  S/ 8.5  S/ 14.5  S/ 15.6  S/ 14.7  S/ 16.7  S/ 16.8  S/ 19.1  S/ 21.0  ~S/ 21.7  <1%  1.6%  3.4%  3.8%  4.4%  5.7%  6.2%  7.6%  7.8%  8.1%  ~8.4%  Operating Income2 (S/ Bn)  Clients (Millions)  IT3 (% of  operating income)  ~1  +4  +7  +15  +18  Other Core Income⁵  Investor Day 2025 | Delivering Strong and Sustainable Value  +1.6x  Since 2015

 Data from 2022 onwards under IFRS 17 | (1) 2025 annualized. (2) Others include: Net Gain from Associates, Net Gain of Derivatives Held for Trading and Net Gain from Exchange Differences. In 2025 we add MedicalServices result  Revenue Streams Evolution  (S/ Millions)  FX Income  17x  83 1,400  2000 20251  Fees  7x  547 4,000  2000 20251  Insurance  2x  814   2022  1,700  20251  Others2 Insurance FX Income Fees  Risk-Adjusted NII  2000  20251  2024  2018  2006  2012  41%  23%  24%  48%  19.4  17.5  13.0  7.5  3.3  1.7  14x  Strengthening our Risk-Adjusted Revenue Through Diversification  Risk-Adjusted Revenue  (S/ Billions)  How did we do it?  Synergies  Data & Analytics  Pricing  Talent  Disruption  25%  Investor Day 2025 | Delivering Strong and Sustainable Value  6%  26%  43%  24%  54%  16%  6%  22%  61%  8%  7%  21%  62%  9%  7%

 With Peruʼs Growth Moderating, We Turned Our Focus to Decoupling from the Macro  Net Income (S/ Millions)  Nominal GDP Growth  1,614  1,950  2,080  1,538  3,092  3,515  4,092  3,984  4,265  4,648  4,866  5,501  2010  2011  2012  2013  2014  2016  2017  347  2,388  2024  1H25  Anualized  2023  2022  2021  3,585  2015  2020  2019  2018  7,200  NI Growth Credicorp: 11.4%  Nominal GDP Growth Perú: 7.0%  Credicorp: 19.0%  Perú: 5.9%  2010 - 2019  3.2x  1.6x  21.7%  Investor Day 2025 | Delivering Strong and Sustainable Value  3.9%  5.4%  2021 - 2025

 Capital Returns Exceeding Cost of Equity in all Our Business Lines  ROAE Evolution by Line of Business  Universal Banking  Microfinance  18.5%  12.1%  5.5%  14.1%  2021  2023  Up to June 2025  2019  Insurance and Pensions  17.0%  0.5%  29.1%  21.9%  2021  2023  Up to June 2025  2019  19.5%  18.8%  26.9%  24.3%  2021  2023  Up to June 2025  2019  Asset and Wealth Management  12.3%  6.0%  6.3%  15.8%  2021  2023  Up to June 2025  2019  CoE 2025  Investor Day 2025 | Delivering Strong and Sustainable Value

 Yapeʼs Strong Performance Positions Credicorp to Continue Excelling in the Underbanked Segment  Lending  4.2  2.5  7.4  4.3  Disbursements  for tickets < S/ 2,000  Disbursements for  S/ 2,000 - S/ 10,000 tickets  +2.9x  Growth in the LTM  1.39 Million  Monthly Disbursements  August 2025  Yape Market Share  Potential for Future Growth  2%  Jun-23  Dec-23  Jun-24  Dec-24  Aug-25  Jun-25  Jan-23  15.3  14.9  14.9  12.3  10.7  9.0  8.0  56.8  54.5  51.0  40.2  35.3  24.6  18.6  MAU  (Millions)  Investor Day 2025 | Delivering Strong and Sustainable Value  Trx per MAU  (#)  Expenses  per MAU (S/)  Revenue  per MAU (S/)     Jan-23 Jul-23 Jan-24 Jul-24 Jan-25 Jun-25 Aug-25

 Clear Revenue Streams Leading to Sustainable Growth  Growth Avenues  Risk-Adjusted Revenue2  (1) 1H25 annualized. (2) Risk-Adjusted Revenue consist of: Risk-Adjusted NII, Fee Income, Net Gain from Associates, Net Gain of Derivatives Held for Trading and Net Gain from Exchange Differences, and Total Insurance Underwriting Result. In 2025 we add Total Medical Services Result  Innovation Portfolio  Fees  Loans  Other Income  2022  2023  2024  20251  2027  2028  2026  S/ 15.0 Bn  S/ 19.4 Bn  Investor Day 2025 | Delivering Strong and Sustainable Value

 Innovation Portfolio as a Key Growth Avenue  ~2026  Yape reaches maturity and exits the innovation portfolio  Other relevant  initiatives exit  the innovation portfolio  ~81% of portfolio net revenue by 2026  Emerging  and new initiatives  And other mid-stage initiatives  Investment Appetite  ROE  ≤ -150  bps  C/I  ≤ +350  bps  Innovation Portfolio  Investor Day 2025 | Delivering Strong and Sustainable Value

Expanding Our Credit Portfolio While Reinforcing Fees and Other Income Growth

CREDICORP

Growth Opportunity

Loans

Consumer Loans[1]

- BCP Mass Consumers: **16 Million**
- BCP Mass Consumer Loan Clients: **~15%**

SME Loans[1]

- SME (<S/ 60K Loans) Balance: **S/ 26 Billion**
- BCP+Mibanco Market Share: **~26%**

+ Risk adjusted NIM

Fees and Other Income

Payments Revenue /MAU (S/)[2]

- Kaspi.kz: **24.1**
- yape: **3.1**

Insurance[1]

- BCP Individual Clients: **+18 Million**
- BCP Insured Clients: **~12%**

Remittances[2]

- Anual Revenue Pool (TAM S/): **~1,400 Million**
- Credicorp 2024 Revenues: **~3%**

+ Fee income

Building Capabilities: Tech | Data Marketplace | Artificial Intelligence | Risk Management

(1) Data as of June 2025. (2) Data as of December 2024

Investor Day 2025 | **Delivering Strong and Sustainable Value**

Sustainable ROE Driven by Capability Building and Innovation  (1) Under IFRS4  COVID-19 Crisis  Avg ROE:  Avg C/I:  Early Investments & Capability Building  2017 - 20191  ~18%  ~44% (~47.5% under IFRS17)  Capability Building & Scaling Adoption 2021-20221  ~15%  ~45% (~48.5% under IFRS17)  Scaling Adoption & Monetizing 2023-2024  ~16%  ~46%  Revenues  Revenues without Innovation Portfolio  Cost  Cost without Innovation Portfolio  2017  2016  2015  2018  2019  2020  2021  2022  2023  2024  2025  2026  2027  2028  Long-term Ambitions  Innovation Portfolio Breakeven  ~19.5%  ~42%  Investor Day 2025 | Delivering Strong and Sustainable Value

 Key Financial Takeaways  We delivered value through innovation  We have built the key  capabilities needed  Investor Day 2025 | Delivering Strong and Sustainable Value  Our future  growth is based on clear  opportunities

 Greater than the Sum  of its Parts